

January 11, 2011

Leslie Clitheroe
President and Chief Executive Officer
Verve Ventures Inc.
33 Turnberry Drive
Wilmslow, Cheshire Sk92QW

> **Re:** **Verve Ventures Inc.**
> **Registration Statement on Form S-1**
> **Filed December 16, 2010**
> **File No. 333-171214**

Dear Mr. Clitheroe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  Rule 419(a)(2) of Regulation C defines a blank check company as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 6932 (April 13, 1992). In carrying out this mandate, our assessment of your status under the definition can be based only upon the representation of

your proposed business in your registration statement. We also refer you to proposing Securities Act Release No. 6891 (April 17, 1991).

Your disclosure indicates the following:

- You are a development stage company with no revenues and have received a going concern opinion from your auditor;
- You issue penny stock;
- You have no operations, no assets (except for cash) and no employees;
- You will be unable to implement your business plan without substantial additional funding and there appears to be no efforts or current plans for obtaining this funding; and
- The registration statement contains very general disclosure related to the nature of your business plan.

In view of the foregoing, it appears that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company. Therefore, please revise the registration statement to comply with Rule 419 of Regulation C. In particular, please revise your filing to include the disclosure required by Item 419(c) and confirm that you will file post-effective amendments as required by Rule 419(d) and (e). Please be advised that the offer must contain the terms set forth in Rule 419(e)(2). Please revise your prospectus to describe these terms.

2. Please explain why you are registering shares for resale at this time in light of the disclosure in your filing that you need to raise additional capital to continue your operations. For example, are you contractually obligated to do so?

3. Please advise us as to all other registration statements of companies for which your officers and directors may have acted as promoters, or in which they have a controlling interest, by describing in detail the nature and extent of the direct or indirect relationship between your officers and directors and these companies and their affiliates. Your disclosure should indicate which companies are now viable or dormant, which businesses have been modified and restated from that described in their offering documents, noting the companies that are still actively reporting with the Commission.

4. Please provide the information required by Item 404(c) of Regulation S-K.

5. Please provide to us supplementally with a description of Karen Batcher's role in connection with the formation of Verve Ventures Inc. and the initial offering(s) of all its securities. We may have further comment after reviewing your response.

6. Please provide the information required by Item 502(b) of Regulation S-K.

Outside Front Cover Page of the Prospectus

7.      Please revise here and throughout the filing to reference the correct name of the OTC Bulletin Board.  We also note that the OTC Bulletin Board is overseen by FINRA.

8.      Please revise here and throughout the filing to consistently refer to your two officers and directors.  For example, and without limitation, on page 7 you refer to them only as "directors" and the context would not limit such reference.

Summary, page 3

9.      We note the disclosure at the top of page 4 regarding your cash as of October 31, 2010 and your current cash burn-rate.

- We note that you will pay the expenses of this offering, as discussed on page II-1.  Please revise to indicate that your cash will decrease as a result of this offering and provide an estimate of your post-offering cash.

- Please clarify whether the burn-rate includes the costs of being a reporting company, as discussed in the last risk factor on page 9.

- Please revise the duration of your current capital in light of the foregoing comments.

Please also comply with this comment in the risk factor "If we do not obtain additional financing, our business will fail" on page 5.

Determination of Offering Price, page 9

10. You disclose that you determined the offering price arbitrarily by adding a $0.03 premium to the last sale price of your common stock to investors.  Given that the offering price is $0.01 per share, it is now clear how you added a $0.03 premium.  Please revise accordingly.  Please also comply with this comment under "Plan of Distribution" on page 11.

Selling Shareholders, page 9

11.      Please identify each selling shareholder that is an affiliate of your company.

Plan of Distribution, page 11

12.    Please advise us as to why the selling shareholders are identified as "underwriters".

13.    Please reconcile the disclosure in the last paragraph on page 11 with the disclosure in the footnotes to the selling shareholder table on page 10.

14.    Please revise to state that currently you are a shell company.  Please be advised that it is not sufficient to indicate that you "may be deemed" a shell company, as disclosed on page 12.

Description of Business, page 15

Pro Forma Expenses and Revenue Budget, page 15

15.    Please reconcile the amount required for the next year with the amount disclosed in the two tables on page 16.

Revenues, page 16

16.    Please reconcile the disclosure here regarding the number of clients per year with the disclosure in the risk factor "Because we have only two officers and directors…" on page 6.

Market, page 17

17.    Please remove the reference to the third-party website.  Please also comply with this comment under "Carriers License" on page 18.

Plan of Operation, page 20

18.    Please reconcile the amounts disclosed under "Completion of Secondary Financing" with the disclosure on pages 15 and 16.

Available Information, page 22

19.    Please remove the qualification referenced in the fourth sentence of the first paragraph.

Directors, Executive Officers, Promoters, and Control Persons, page 23

20.    Please disclose the information required by Item 407(a) of Regulation S-K.  Refer to Item 11(n) of Form S-1.

Biographical Information, page 23

21.     Please provide the disclosure included in response to Item 401(f) of Regulation S-
        K for the past 10 years.

Financial Statements

Financial Statements, page 27
General

22.     Please disclose in the footnotes to your financial statements what your fiscal year-
        end is.

        We urge all persons who are responsible for the accuracy of the disclosure in the
filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all the facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosure they have made.

        Notwithstanding our comments, in the event you requests acceleration of the
effective date of the pending registration statement please provide a written statement
from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing effective, it does foreclose the Commission from taking any
       action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing effective, does not relive the company from its full
       responsibility from the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments as a defense in any proceeding
       initiated by the Commission or any person under the federal securities laws of the
       United States.

        Please refer to Rules 460 and 461 regarding request for acceleration.  We will
consider a written request for acceleration of the effective date of the registration
statement as confirmation of the fact that those requesting acceleration are aware of their
respective responsibilities under the Securities Act of 1933 and the Securities Exchange
Act of 1934 as they relate to the purpose public offering of the securities specified in the
above registration statement. Please allow adequate time for us to review any amendment
prior to the requested effective date of the registration statement.

You may contact Jeffrey Gordon at (202) 551-3866 or, in his absence, Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Errol Sanderson at (202) 551-3746 or, in his absence, Andrew Schoeffler at (202) 551-3748 with any other questions or disclosure issues.

Sincerely,


Pamela A. Long
Assistant Director